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CDF FUNDING, INC.
5595 Trillium Boulevard
Hoffman Estates, Illinois 60192

June 21, 2006

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561

Attention: Sara D. Kalin

Re:  CDF Funding, Inc.
     Registration Statement on Form S-3
     File No: 333-130782
     Request for Acceleration
     ------------------------

Ladies and Gentlemen:

     On behalf of CDF Funding, Inc., in its capacity as registrant, I hereby request that the Securities and Exchange Commission (the "Commission") take such action as is necessary to declare the above-referenced Registration Statement effective at 9:30 a.m. Washington, D.C. time, on Thursday, June 22, 2006, or the earliest possible time thereafter.

     The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and the registrant may not assert the declaration of the effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                         Sincerely,

                                         /s/ Fred Robustelli

                                         Fred A. Robustelli
                                         Vice President and Assistant Secretary
                                         of the Registrant